August 3, 2015

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Ed Bartze

Re:	Tortoise Energy Infrastructure Corporation (the “Fund”)
File Numbers 811-21462 & 333-165006

To the Commission:

On April 27, 2015, the Fund filed a post-effective amendment to its universal shelf registration statement on Form N-2 (the “Registration Statement”). The Fund received oral comments on the filing from Ed Bartze of staff the Securities and Exchange Commission (the “Commission”). The following sets forth the comments of the Commission staff and the Fund’s response to those comments. The Fund has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments. The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

Cover Page

1.	Comment: Please provide forms of prospectus supplements for each of common, preferred, and debt securities when we file the pre-effective amendment.

Response: Forms of prospectus supplements have been provided.

2.	Comment: Please provide a representation in your response letter that you will not use the term “senior” debt unless the debt is senior in priority to other debt of the Fund.

Response: The Fund has eliminated the term “senior debt” from its disclosure.

3.	Comment: In the third paragraph, second sentence you say “we may offer.” Please revise to say “separately, or in a concurrent but separate offering, we may offer.”

Response: The disclosure has been revised as requested.

4.	Comment: Please confirm that concurrent with the filing of each prospectus supplement a legality opinion will be filed with the related post-effective amendment regarding each such future offering of the Fund’s securities.

Response: The Fund hereby confirms a legal opinion will be filed with the related post-effective in connection with future offerings of the Fund’s securities.

5.	Comment: As to the first full paragraph, third sentence, please: (a) provide a supplemental response advising whether the Fund’s derivative investments are included in the calculation of the 90% test, and (b) confirm that notional value is not used.

Response: The Fund hereby confirms that (a) unrealized gain from derivative investments is be included in the calculation of the 90% test because it is a component of total assets, and (b) notional value is not used.

6.	Comment: Use of Proceeds. Please explain why the Fund’s Board of Directors believes it is appropriate to make a return of capital distribution from the net proceeds of the offering.

Response: The Fund’s disclosure provides that unless otherwise specified in a prospectus supplement, it intends to use the net proceeds of any sale of securities primarily to invest in accordance with its investment objectives and policies. The Fund’s disclosure further provides that it may use proceeds from the sale of its securities to retire all or a portion of any leverage it may have outstanding or for working capital purposes, including the payment of distributions, interest and operating expenses, although the Fund has no intent to issue securities primarily for working capital purposes. The Fund’s Board of Directors has not made a determination that it will use the net proceeds of the offering to make distributions. The Fund has simply disclosed that doing so is one possible alternative (that is not currently intended). The Fund intends to make clear in each prospectus supplement the intended use of the proceeds of the offering covered by such supplement.

7.	Comment: Does the Fund invest in companies organized outside the U.S.? If so, please disclose that it does and add corresponding risk factor disclosure.

Response: The Fund does not currently invest in companies organized outside the U.S.

8.	Comment: Does the Fund invest in emerging markets companies? If so, please disclose that it does and add corresponding risk factor disclosure.

Response: The Fund does not currently invest in emerging market companies.

9.	Comment: Please explain supplementally whether the Fund invests in private funds.

Response: The Fund discloses that it may invest up to 5% of its total assets in private companies that do not have publicly traded shares or units.

10.	Comment: Please explain supplementally what notice is provided to stockholders if the investment objective is changed.

Response: The Fund will provide written notice to stockholders of material changes in its investment objective, which notice may be provided through stockholder reports. The Fund will provided at least 60 days’ prior written notice to stockholders of a change in the Fund’s policy of investing at least 80% of its total assets in equity securities of energy infrastructure MLPs.

11.	Comment: The disclosure references investments in entities smaller than $100 million. Please add a small cap risk disclosure.

Response: The Fund provides the following disclosure under the heading “Equity Securities Risk” on page 39. “Investing in securities of smaller companies may involve greater risk than is associated with investing in more established companies. Companies with smaller capitalization may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than larger more established companies.” The Fund thus believes that the requested disclosure has already been provided.

12.	Comment: The Fund discloses it could invest up to 25% in junk bonds. Please add corresponding junk bond risk factor.

Response: The fund referred to “below investment grade securities” as “junk bonds.” The Fund has removed all references to “junk bonds” from its disclosure and simply uses the phrase “below investment grade securities.” The risks of these securities are covered in the risk factor entitled “Below Investment Grade Securities Risk” on page 41.

13.	Comment: Please state that a return of capital represents a return to stockholders of a portion of their original investment in the Fund [or] provide an explanation to Staff of tax vs. accounting issue here.

Response: The disclosure has been revised as requested.

14.	Comment: As to the advisory fees, please explain supplementally how derivative investments are valued for purposes of calculating “Managed Assets.” Please confirm that the notional value of derivatives is not used.

Response: Derivative investments are valued by a third party valuation firm and included in the calculation of Managed Assets. Notional value is not used.

15.	Comment: Please provide as a risk factor the risk the Company faces as a result of the industry downturn.

Response: The Fund believes that this risk is covered under the heading “Capital Markets Risk” on page 39.

16.	Comment: Please break-out leverage costs into interest payments on borrowed funds and dividend payments on preferred stock.

Response: The disclosure has been revised as requested.

17.	Comment: Please briefly explain the nature of the information contained in the senior securities table and its source. Please confirm that the table has been audited and provide a reference that such audit is covered in the auditor’s report filed with the registration statement. See General Instruction 2 to Item 4, which is referenced from Instruction 1 to Item 4.3 of Form N-2.

Response: The information in the senior securities table is derived from the Fund’s financial statements audited by Ernst & Young, LLP. The Fund’s disclosure has been revised to include this fact.

18.	Comment: The Staff believes this discussion is hard to follow, as they are unable to answer the fundamental question “Who is managing the money?” Please better distinguish between the roles and members of the investment committee, the senior investment team, and the portfolio management team. Please provide name, title, and length of service of the individuals primarily responsible for day to day management. See N-2, Item 9.1.c.

Response: The disclosure has been revised as requested.

19.	Comment: The Staff believes that opting into the Maryland Control Share Acquisition Act is inconsistent with §18(i) of 1940 Act. Please disclose that the Fund has not opted into the Maryland Control Share Acquisition Act.

Response: The disclosure has been revised as requested.

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20.	Comment: In the last column of the table, please add to the heading the phrase “During the Past Five Years” and revise disclosure, if needed.

Response: The disclosure has been revised as requested.

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The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States. We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing. As we have previously discussed, the Fund desires to have the Registration Statement declared effective as soon as possible. Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais